UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2013

OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to________

Commission file number 0-14749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rocky Mountain Chocolate Factory, Inc.

265 Turner Drive

Durango, CO 81303

 ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

FORM 11-K

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits, as of February 28, 2013 and February 29, 2012	4

Statement of Changes in Net Assets Available for Benefits, for the year ended February 28, 2013	5

Notes to Financial Statements	6-12

Supplemental Schedules

Schedule H, Part IV, Line 4i; Schedule of Assets (Held At End of Year) – February 28, 2013	13

SIGNATURES	14

Exhibits	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Investment Committee

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

Durango, Colorado

We have audited the accompanying statements of net assets available for benefits of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 28, 2013 and February 29, 2012, and the related statements of changes in net assets available for benefits for the year ended February 28, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2013 and February 29, 2012, and the statements of changes in net assets available for benefits for the year ended February 28, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures including comparing and reconciling such information to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EKS&H LLLP

August 5, 2012

Denver, Colorado

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 28, 2013	February 29, 2012
Assets
Investments, at fair value
Investments in common/collective trusts	$1,233,657	$841,081
Mutual funds	2,172,554	2,168,744
Common stock	1,878,383	1,418,193

Total investments	5,284,594	4,428,018

Receivables
Employer contributions	49,899	39,012
Participant loans	72,050	91,442

Total assets	5,406,543	4,558,472

Liabilities
Excess contributions	22,057	463

Net assets reflecting all investments at fair value	5,384,486	4,558,009

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(35,205)	(21,502)

Net assets available for benefits	$5,349,281	$4,536,507

 The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended February 28, 2013

Investment income
Interest and dividends	$89,990
Net appreciation in fair value of investments	537,233

Total investment gain	627,223

Contributions
Employer	49,899
Participants	276,340

Total contributions	326,239

Deductions from net assets:
Benefits paid to participants	139,608
Administrative expenses	1,080

Total deductions	140,688

Total Increase	812,774

Net assets available for benefits
Beginning of year	4,536,507

End of year	$5,349,281

 The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

General

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc. and subsidiary (the “Company”).

The Board of Directors of the Company administers the Plan. Wells Fargo Retirement Plan Services, Inc. ("Trustee") serves as trustee, manages Plan assets, and maintains the Plan's records. The Plan offers participants a variety of investment options, including mutual funds, common/collective trusts and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.

Eligibility

An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1, or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire and having attained age 21.

Contributions

Participants may elect to contribute a portion of compensation up to the Plan limits. A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the IRS to $17,000 for the year ended February 28, 2013 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older, they may contribute up to $22,500. Participants may also add rollover contributions from other qualified plans.

During the plan year ended February 28, 2013 and February 29, 2012 a total of $22,057 and $463 in employee contributions, in excess of amounts allowed by IRS nondiscrimination rules were made to the Plan by Plan participants. Excess contributions are returned to participants subsequent to year end.

The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation for those employees employed as of the last day of the plan year. The Company made matching contributions of $49,899 and $39,012 for the year ended February 28, 2013 and February 29, 2012, respectively. Also, the Company may make discretionary contributions to the Plan. During the year ended February 28, 2013 and February 29, 2012, the Company did not make a discretionary contribution to the Plan. The Company makes its matching and discretionary contributions in a lump sum payment subsequent to the fiscal year end. These contributions are allocated directly to participants’ accounts.

Participants' Accounts

Each participant's account is credited or charged with the participant's contribution and an allocation of the Company's contribution, forfeitures, Plan expenses and Plan earnings or losses thereon. Allocations are based upon Plan earnings or losses thereon and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant's account.

Vesting

Participants are 100% vested in their salary deferrals at all times and can withdraw their voluntary contributions from the Plan upon termination of employment. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death, disability or attaining normal retirement age, and becomes 33% vested after year one, 67% vested after year two, and 100% vested after year three.

Forfeitures

Forfeitures of non-vested balances for terminated employees are used to reduce future Company contributions. No forfeitures were used to reduce the Company’s contribution during the year ended February 28, 2013. At February 28, 2013 and February 29, 2012, $415 and $76, respectively, were available to reduce future Company contributions.

Payment of Benefits

In the case of death, disability or retirement, a participant’s benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits: 1) lump-sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the Plan when paid.

Administrative Expenses

The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain Plan administrative expenses are paid for by the Plan.

Participant Loans

Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, be repaid over a period longer than five years. The loans are collateralized by the participant accounts. The loans bear interest at a rate determined at the inception of the loan. Interest rates ranged from 5.25% to 7.25% on outstanding loans at February 28, 2013. Loan principal and interest are repaid bi-weekly through payroll deductions and mature between April 2013 and April 2020.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments. There were no changes to the valuation techniques used during the period. The value of the Funds is calculated by dividing the funds’ net asset value on the calculation date by the number of units of such fund that are outstanding on the calculation date. Participants have the ability to redeem their investment in the Funds at net asset value per unit at the valuation date. Accordingly, investments in the Funds are classified as Level 2 in the fair value hierarchy (see Note 7).

As of February 28, 2013, the Plan was invested in the Wells Fargo S&P MidCap Index Fund. The Fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Standard & Poor’s 400 MidCap Index. The Fund is an index fund that invests in the equity securities of companies that compose the Index. The Fund will pursue its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A.

As of February 28, 2013 and February 29, 2012, the Plan was invested in the Wells Fargo Collective Stable Return Fund ("Stable Return Fund"). The Stable Return Fund is a common/collective trust that is held in the general account of Wells Fargo. The Stable Return Fund invests in fully benefit responsive guaranteed investment contracts.

As described in ASC 946-210-45, Reporting of Fully Benefit-Responsive Investment Contracts, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its common/collective fund. As of February 28, 2013 and February 29, 2012 an adjustment of $(35,205) and $(21,502), respectively, was recorded to the investment to adjust from fair value to contract value.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits, and is determined as the difference between market value or contract value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or the year-end market value or contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized on the accrual method and dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in securities of U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Concentration

At February 28, 2013 and February 29, 2012, approximately 35% and 31% respectively, of Plan assets were invested in Rocky Mountain Chocolate Factory, Inc. common stock. A significant change in the stock price would have a significant effect on the financial statements.

NOTE 3 - PLAN AMENDMENT AND INCOME TAX STATUS

The IRS has issued an opinion letter indicating that the prototype plan document adopted by the Plan, as then designated, qualifies under section 401(a) of the Internal Revenue Code. The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator believes that the Plan was designed and is being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of February 28, 2013 and February 29, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 4 - INVESTMENTS

Investments that individually represent 5% or more of the Plan’s net assets available for benefit are denoted with an (*) at February 28 or 29:

	2013		2012
Investments in common/collective trust
Wells Fargo Stable Return Fund	$1,215,735	*	$841,081	*
Mutual funds
American Funds Europacific Growth Fund	203,032		276,020	*
JP Morgan Large Cap Growth Select Fund	421,062	*	395,976	*
Wells Fargo Advantage Index	330,454	*	266,878	*
Common stock
Rocky Mountain Chocolate Factory, Inc.	1,878,383	*	1,418,193	*

During the year ended February 28, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by 537,233 as follows:

2013
Investments in common/collective trusts	$1,930
Mutual funds	136,370
Common stock	398,933
537,233

NOTE 5 - RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company and funds managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions, as well as all transactions related to the Trustee, and participant loans, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 6 - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

NOTE 7 -      FAIR VALUE ACCOUNTING

The Plan applies Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820) which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s investment assets at fair value, within the fair value hierarchy, as of February 28, 2013 and February 29, 2012 are as follows:

Assets Measured at Fair Values as of February 28, 2013

Description	Level 1	Level 2	Level 3	Total

Investments in common/collective trusts	$-	$1,233,657	$-	$1,233,657
Mutual funds
Growth funds	847,223	-	-	847,223
Value funds	348,286	-	-	348,286
Index funds	330,454	-	-	330,454
Target date funds	344,175	-	-	344,175
International funds	97,156	-	-	97,156
Fixed income	205,260	-	-	205,260
Balanced funds	-	-	-	-
Common stock	1,878,383	-	-	1,878,383

Total	$4,050,937	$1,233,657	$-	$5,284,594

Assets Measured at Fair Values as of February 29, 2012

Description	Level 1	Level 2	Level 3	Total

Investments in common/collective trust	$-	$841,081	$-	$841,081
Mutual funds
Growth funds	918,376	-	-	918,376
Value funds	278,604	-	-	278,604
Index funds	266,878	-	-	266,878
Target date funds	412,725	-	-	412,725
International funds	136,860	-	-	136,860
Fixed income	155,301	-	-	155,301
Balanced funds	-	-	-	-
Common stock	1,418,193	-	-	1,418,193

Total	$3,586,937	$841,081	$-	$4,428,018

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefit per the financial statements to Form 5500 at February 28 or 29 follows:

	2013	2012
Net assets available for benefit per the accompanying financial statements:	$5,349,281	$4,536,507
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	35,205	21,502
Net assets available for benefit per Form 5500	$5,384,486	$4,558,009

	Year ended February 28, 2013	Year ended February 29, 2012
Investment gain (loss) per the accompanying financial statements	627,223	(62,632)
Net Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,703	21,502
Total investment gain (loss) per Form 5500	640,926	(41,130)

NOTE 9 – SUBSEQUENT EVENTS

The Company has performed an evaluation of the subsequent events through August 5, 2013, the date the Company issued these financial statements.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

February 28, 2013

EIN: 84-0910696

Plan No. 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Wells Fargo Stable Return Fund N60	Common/collective trust	$1,215,735
*	Wells Fargo S&P Mid Cap Index Fund	Common/collective trust	17,922
*	Wells Fargo Advantage Small Cap Opportunities Fund	Mutual Fund	177,009
*	Wells Fargo Advantage Index Fund	Mutual Fund	330,454
*	Wells Fargo Advantage Total Return Bond	Mutual Fund	205,260
*	Wells Fargo Advantage Dow Jones Target Today Fund	Mutual Fund	32,757
*	Wells Fargo Advantage Dow Jones Target 2010 Fund	Mutual Fund	55,113
*	Wells Fargo Advantage Dow Jones Target 2020 Fund	Mutual Fund	84,735
*	Wells Fargo Advantage Dow Jones Target 2030 Fund	Mutual Fund	49,667
*	Wells Fargo Advantage Dow Jones Target 2040 Fund	Mutual Fund	10,185
*	Wells Fargo Advantage Dow Jones Target 2050 Fund	Mutual Fund	111,718
	American Funds Europacific Growth Fund	Mutual Fund	203,032
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	141,837
	Artisan Mid Cap Fund	Mutual Fund	46,119
	JP Morgan Large Cap Growth Select	Mutual Fund	421,063
	American Beacon Large Cap Value Fund	Mutual Fund	206,449
	T. Rowe Price International Equity Index Fund	Mutual Fund	447
	T. Rowe Price Emerging Markets Stock Fund	Mutual Fund	96,709
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	1,878,383
*	Participant loans	Participant loans – interest at 5.25% to 7.25%, maturing from April 2013 to April 2020, collateralized by participant account balances	72,050

	Total		$5,356,644

*  Column (a) indicates a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: August 5, 2013	By:	/s/ Bryan J. Merryman
Bryan J. Merryman, Chief Operating Officer, Chief Financial Officer, Treasurer, Director and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference to

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.